UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY IN OR TO A PERSON IN CANADA BEFORE MARCH 6, 2021.

THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE MAY BE OFFERED OR SOLD ONLY IF REGISTERED UNDER APPLICABLE SECURITIES LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THIS NOTE IS SUBJECT TO CERTAIN ADDITIONAL RESTRICTIONS ON TRANSFER SET FORTH IN THE NOTE PURCHASE AGREEMENT.

IOTA COMMUNICATIONS, INC
10% SECURED CONVERTIBLE NOTE
NOTE NUMBER 2020-005

Issue Date: November 5, 2020 Principal Amount: U.S. $500,000.00

For value received, **IOTA Communications, Inc.** (the "**Issuer**"), having its principal executive office at One Gateway Center, 26th Floor, Newark, New Jersey 07102, United States, promises to pay on or before November 30, 2021 (the "**Maturity Date**"), to **AIP Convertible Private Debt Fund L.P. f/k/a/ AIP Global Macro Fund L.P.**, having its principal executive office at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 3240, Toronto, Ontario M5J 2J1, Canada (together with its successors and assigns, the "**Holder**"), or any other bona fide holder of this Note, the Principal Amount specified above together with all other amounts due hereunder and the amount of interest specified in Section 1 below payable in advance on each Interest Payment Date (as defined below).

This Note is issued under (i) a Note Purchase Agreement dated as of October 31, 2018 (as amended, restated, supplemented or otherwise modified from time to time, the "**Note Purchase Agreement**"), between the Issuer, AIP Asset Management Inc., in its capacity as Security Agent (as defined therein), and AIP Convertible Private Debt Fund L.P. f/k/a/ AIP Global Macro Fund L.P, and any other parties that become Holders from time to time, as holders (together with their successors and assigns, collectively, the "**Holders**"), and (ii) a Debt Restructuring Agreement with Forced Conversion Rights dated as of August 31, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the "**Restructuring Agreement**"), between the Issuer and AIP Asset Management Inc., in its capacity as Security Agent, as defined in the Note Purchase Agreement. Unless otherwise

defined, all capitalized terms used herein have the meanings specified in the Note Purchase Agreement. The Issuer's obligations under this Note are secured pursuant to that certain Security Agreement dated as of October 31, 2018, made by and among Issuer, Arkados, Inc., SolBright Energy Solutions, LLC, M2M Spectrum Networks, LLC, and AIP Asset Management Inc., in its capacity as security agent for the Holders and by that certain Security Agreement dated as of August 31, 2019 by and among Iota Spectrum Holdings, LLC and AIP Asset Management Inc., in its capacity as security agent for the Holders.

1. Interest. Interest shall accrue on the Principal Amount of this Note from the date hereof until repayment in full. The interest shall accrue from day to day at the applicable Interest Rate, both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 or 366 days, as applicable.

This Note shall bear interest on its outstanding Principal Amount at a rate equal to 10 percent per annum and, if an Event of Default has occurred, an additional interest of ten percent per annum shall accrue while such Event of Default continues (the "**Interest Rate**"). Interest shall be calculated monthly with four percent payable monthly, in advance on the first day of each month (each, an "**Interest Payment Date**"), and six percent added monthly, in advance on the first day of each month, to the Principal Amount of the Note until the entire Principal Amount of this Note has been repaid in full, provided, however, that Interest through December 31, 2020, shall be prepaid in cash upon issuance of the Note.

2. Payments. All payments made pursuant to this Note (in respect of principal, interest or otherwise) shall be made in full without set-off or counterclaim, and free of and without deduction or withholding for any present or future Taxes, other than Excluded Taxes.

3. Conversion. The Company or the Issuer may elect to convert all or part of the Principal Amount of this Note into the Units (as defined in the Restructuring Agreement) of the Issuer, in each case in accordance with the terms of the Restructuring Agreement.

4. Debt Restructuring Agreement with Forced Conversion Rights to Apply. The Issuer has the right, at the Issuer's option at any time all of the conditions of Section 3(e) of the Debt Restructuring Agreement With Forced Conversion Rights are satisfied, to convert all or part of the Principal Amount of this Note, together with accrued and unpaid interest and any other amount then payable under this Note, into Units (as defined in the Debt Restructuring Agreement With Forced Conversion Rights). The Holder has the right, at the Holder's option at any time, to convert all or part of the Principal Amount of this Note, together with accrued and unpaid interest and any other amount then payable under such note, into Units (as defined in the Debt Restructuring Agreement With Forced

Conversion Rights).

5. Assignments and Transfers. This Note may not be assigned or transferred by the Issuer except in accordance with the Note Purchase Agreement.

6. Note Register. The Holder, acting as the agent of the Issuer, shall maintain a register on which it enters the name and address of any transferee of an interest in this Note (each, a "**Transferee**"), and the commitment, principal amount and stated interest of each such Transferee's interest in the Note (the "**Note Register**"). The entries in the Note Register shall be conclusive, and both the Holder and the Issuer shall treat each Person whose name is recorded in the Note Register as the owner of the interest transferred to a Transferee for all purposes, notwithstanding any notice to the contrary. This Note is intended to be treated as a registered obligation for United States federal income tax purposes. Any right or title in or to the Note (including with respect to the principal amount and any interest thereon) may only be assigned or otherwise transferred through the Note Register. This provision shall be construed so that the Note is at all times maintained in "registered form" within the meaning of Sections 163(f), 165(g), 871(h)(2), and 881(c)(2) of the U.S. Internal Revenue Code and Section 5f.103-1(c) of the U.S. Treasury Regulations.

7. Severability. In the event that one or more of the provisions of this Note is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

8. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York without the application of any choice of laws provisions thereof.

IOTA COMMUNICATIONS, INC.

By: ______________________

Name: Terrence DeFranco
Title: Chief Executive Officer